Exhibit 12.1

Apple Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

		Years ended
	Six Months Ended March 29, 2014	September 28, 2013	September 29, 2012	September 24, 2011	September 25, 2010	September 26, 2009
Earnings
Earnings before income taxes	$31,527	$50,155	$55,763	$34,205	$18,540	$12,066
Add: Fixed Charges	239	265	98	68	54	46

Total Earnings	$31,766	$50,420	$55,861	$34,273	$18,594	$12,112

Fixed Charges (a)
Interest Expense	$169	$136	$0	$0	$0	$0
Interest component of rental expense	70	129	98	68	54	46

Total Fixed Charges	$239	$265	$98	$68	$54	$46

Ratio of Earnings to Fixed Charges (b)	133	190	570	504	344	263

(a)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.
(b)	The ratio of earnings to fixed charges is computed by dividing Total Earnings by Total Fixed Charges.